UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-13926
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Diamond Offshore 401(k) Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

REQUIRED INFORMATION
Item 4.
     The financial statements and schedules of the Diamond Offshore 401(k) Plan for the fiscal year ended December 31, 2010 (attached).
Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN
Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010,
Supplemental Schedule as of December 31, 2010
and Reports of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN
CONTENTS

Page
Report of Independent Registered Public Accounting Firm	5

Report of Independent Registered Public Accounting Firm	6

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	7

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	8

Notes to Financial Statements December 31, 2010 and 2009	9

Supplemental Schedule as of December 31, 2010:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	17

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Participants and Administrative Committee
Diamond Offshore 401 (k) Plan
Houston, Texas
We have audited the accompanying statement of net assets available for benefits of the Diamond Offshore 401(k) Plan (the “Plan”) as of December 31, 2010 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
As noted in Note 2 to the financial statements, the Plan retrospectively adopted, Accounting Standards Update ASU No. 2010-25 Reporting Loans to Participants by Defined Contribution Pension Plans issued by the Financial Accounting Standards Board, or FASB. The adoption had no effect on the net assets available for benefits.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McConnell & Jones LLP
Houston, Texas
June 15, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrative Committee
Diamond Offshore 401(k) Plan
Houston, Texas
We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements, the accompanying statement of net assets available for benefits of the Diamond Offshore 401(k) Plan (the “Plan”) as of December 31, 2009 (the 2009 financial statements before the effects of the adjustments discussed in Note 2 to the financial statements are not presented herein). These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the statement of net assets available for benefits of the Plan as of December 31, 2009 (financial statement) based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statement, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.
/s/ Deloitte & Touche LLP
Houston, Texas
June 29, 2010

Diamond Offshore 401(k) Plan
Statements of Net Assets Available for Benefits

	Years Ended December 31,
	2010	2009
Assets:
Investments at fair value	$330,794,954	$285,859,534

Receivables:
Participant contributions	371,861	411,728
Employer contributions	2,611,615	2,976,226
Notes receivable from participants	12,870,250	12,428,083

Total receivables	15,853,726	15,816,037

Net assets, at fair value	346,648,680	301,675,571

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(831,398)	1,007,343

Net Assets Available for Benefits	$345,817,282	$302,682,914

See Notes to Financial Statements.

Diamond Offshore 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2010
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$19,547,004
Interest income on investments	1,302,331
Dividends	5,600,569

Net investment income	26,449,904

Interest income on notes receivable from participants	686,741

Contributions:
Employer	23,943,754
Participants	21,605,735
Rollovers	371,217

Total contributions	45,920,706

Total additions	73,057,351

DEDUCTIONS:
Benefits paid directly to participants	(29,849,785)
Administrative expenses	(73,198)

Total deductions	(29,922,983)

Net Increase	43,134,368

Net Assets Available for benefits, Beginning of Year	302,682,914

Net Assets Available for benefits, End of Year	$345,817,282

See Notes to Financial Statements.

Diamond Offshore 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
1. Description of Plan
     The Diamond Offshore 401(k) Plan, or the Plan, was established effective July 1, 1989. Diamond Offshore Management Company, which we refer to as “we,” “us” or “our,” is the Plan’s sponsor and a wholly-owned subsidiary of Diamond Offshore Drilling, Inc., or Diamond Offshore. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, or the IRC, and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a) (27) of the IRC.
     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
     General — The Plan is a defined contribution retirement plan for our U.S. employees and other subsidiaries of Diamond Offshore Drilling, Inc., collectively, the Participating Employers, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, or ERISA, and the IRC.
     Amendments—Effective January 1, 2010, we amended and restated the Plan to incorporate into the Plan document prior amendments made to the Plan since its January 1, 2001 restatement, including the amendments required by the Economic Growth and Tax Relief Reconciliation Act of 2001 and other desired amendments, and to incorporate the amendments required or permitted by the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Relief Tax Act of 2008.
     In February and October 2010, participants of the Plan were notified of changes to the investment options available through the Diamond Offshore 401(k) Plan effective February 26, 2010, and December 8, 2010, respectively. We periodically review the options available through the Plan to continue to help participants meet their financial goals and investment objectives.
     Effective July 1, 2010, we amended the Plan to prohibit participants working in the United Kingdom, or U.K., from obtaining loans or hardship withdrawals from the Plan while employed by Diamond Offshore Services Limited, an affiliated employer, in the U.K.
     Administration — The Plan is administered through an administrative committee appointed by our Board of Directors. Fidelity Management Trust Company, or Fidelity, is the Plan’s trustee.
     Participants — Employees of the Participating Employers become participants of the Plan three months from their original hire date.
     Contributions —
•	Employee contributions/deferrals — Each participant may make voluntary before-tax or Roth contributions of 1% to 50% of his or her qualified yearly earnings as defined by the Plan, subject to a federally mandated limitation of $16,500 for the year ended December 31, 2010. In addition, each participant may make voluntary after-tax contributions in an amount which, when added to the participant’s before-tax and/or Roth contributions, does not exceed 50% of his or her qualified yearly earnings as defined by the Plan. Employees at least 50 years of age are permitted to contribute additional amounts, or catch-up contributions, of his or her qualified yearly earnings up to a prescribed maximum in addition to the voluntary before-tax, Roth, and after-tax maximums. The maximum for these catch-up contributions was $5,500 for the year ended December 31, 2010. Participants are also permitted to make a rollover contribution of qualifying amounts distributed to them directly from another qualified retirement plan.

•	Profit sharing contributions — A profit sharing contribution, determined annually by our Board of Directors, may be made at our discretion to all participants without regard to employee contributions to the plan. Our profit sharing contribution percentage was 4% of each eligible employee’s qualified yearly earnings for the year ended December 31, 2010 as defined by the Plan.

•	Employer matching contributions — The Participating Employers also make matching contributions equal to 100% of the first 6% of each contributing employee’s qualified annual compensation on a before-tax and/or Roth elective deferral basis. Contributions to the Plan are invested based on the participant’s investment election. If a participant fails to make a designation, his or her contributions shall be invested in the balanced fund then offered by the Plan that would be applicable to the participant assuming an age-65 retirement.
     Investment Funds — The Plan is intended to be a plan described in Section 404(c) of ERISA and as a result it offers participants a variety of investment options. These options include mutual funds, the Fidelity U.S. Treasury Money Market Fund, the Fidelity Managed Income Portfolio II, or the MIP II Fund, and the Diamond Offshore Drilling, Inc. Common Stock Fund, or the DO Stock Fund. Investment elections to the DO Stock Fund are limited to no more than 25% of a participants’ total election.
     Plan participants, at their sole discretion, may transfer amounts between the various investment options, including the DO Stock Fund. Transfers that would cause the value of the DO Stock Fund account to exceed the 25% limit are disregarded and such amounts remain invested in the original investment fund. Current investment allocations to the DO Stock Fund are not affected by the 25% limitation.
     Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Participating Employers’ and the participant’s contributions, as well as an allocation of the Plan’s earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Individual participant accounts invested in the DO Stock Fund and the MIP II Fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the funds, but have an interest therein represented by units valued as of the last business day of the period. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
     Vesting — Each participant has, at all times, a fully vested and non-forfeitable interest in his or her contributions, earnings and employer contributions made by the Participating Employers (including all employer profit sharing contributions for years prior to January 1, 2007). Employer profit sharing contributions for years beginning on or after January 1, 2007 are fully vested after the lapse of three years from the participant’s original hire date.
     Forfeitures — Forfeitures resulting from the separation of service of participants not fully vested in the Plan can be applied to reduce the Participating Employers contributions to the Plan. During 2010, we used $177,262 from the forfeiture account to reduce profit sharing contributions. As of December 31, 2010 and 2009, forfeiture balances available to reduce future contributions to the Plan and any related earned investment income were $120,391 and $7,353, respectively.
     Notes receivable from participants — Participants may borrow from his or her account a minimum of $1,000 up to the lesser of:
•	one-half of the vested value of the account or

•	$50,000.
The notes receivable are secured by the balance in the participant’s account and bear interest at prime + 1.0%, with varying maturity dates, typically not exceeding five years.

     Distributions — Upon separation of service, each participant may elect to receive their entire account balance in a lump-sum cash payment, except that, to the extent a participant’s accounts are invested in the DO Stock Fund, the participant may elect payment of whole shares of such stock with any balance paid in cash. A participant’s vested interest in his or her accounts not in excess of $1,000 is paid in one lump-sum payment upon termination of employment.
     Plan Termination — Although we do not expect to do so, we have the right under the Plan to discontinue contributions by the Participating Employers at any time and to terminate the Plan subject to the provisions of ERISA. Upon our termination of the Plan, participants would become 100% vested in their accounts and the trustee will distribute to each participant the amounts credited to his or her account.
2. Summary of Significant Accounting Policies
     Basis of Accounting — The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, or GAAP.
     Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
     Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value or the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 below.
     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded as earned. The net appreciation in fair value of investment securities consists of the net change in unrealized appreciation in fair value and realized gains upon the sale of investments, which are determined using the fair values of the investment securities as of the beginning of the year or the purchase price if acquired since that date.
     Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

     Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the plan document.
     Payment of Benefits — Benefit payments are recorded when paid.
     Expenses — The Plan Sponsor pays certain administrative expenses of the Plan, as provided in the plan document.
     Reclassifications — Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.
     New Accounting Standards Adopted — In January 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures, or ASU No. 2010-06, which amends Accounting Standards Codification Subtopic No. 820-10, or ASC 820, relating to fair value measurements, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. A portion of ASU No. 2010-06 requiring expanded disclosure of activity for Level 3 assets and liabilities will be effective for fiscal years beginning after December 15, 2010.
     In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. Participant loans are required to be classified as notes receivable from participants (rather than investments) and measured at their unpaid principal balance, plus any accrued but unpaid interest. The guidance, which must be applied retrospectively, is effective for fiscal years after December 15, 2010 with early adoption permitted. The Plan adopted this guidance and has reclassified participant loans from investments to notes receivable from participants. Net assets available for benefits of the Plan were not affected by the adoption of the new guidance.
3. Fair Value Measurements
     The Plan’s investments are stated at fair value using a fair value hierarchy prescribed by GAAP that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of input that may be used to measure fair value:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities. Level 1 investments include investments in money market and mutual funds.
Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets include investments in the DO Stock Fund and the MIP II Fund (a stable value fund).
Level 3 — Significant inputs to the valuation methodology are unobservable. Level 3 investments generally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation or for which there is a lack of transparency as to the inputs used. At December 31, 2010 and 2009, the Plan did not hold any Level 3 investments.

Following is a description of the valuation methodologies used for Plan assets and receivables measured at fair value. The valuation methodologies used in 2010 are consistent with those used in 2009.
•	Mutual Funds — Shares of mutual funds, which are registered securities, are valued at quoted market prices, representing the net asset value, or NAV, of shares held by the Plan at year end.

•	DO Stock Fund — We classify investments in the DO Stock Fund as Level 2 because it is a unitized employer stock fund comprised of underlying common stock of Diamond Offshore and a short-term cash component. A unitized fund is not a registered security. The value of a unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the DO Stock Fund is based on the closing market price of Diamond Offshore common stock on the New York Stock Exchange multiplied by the number of shares held in the fund. The net asset value per unit of the Diamond Offshore Stock Fund was $25.62 and $37.09 at December 31, 2010 and 2009, respectively.

•	Stable Value Funds — The MIP II Fund is a common/collective trust fund sponsored by Fidelity and is considered to be a stable value fund with underlying investments in investment contracts that carry a “benefit responsiveness” feature, which among other things, guarantees that participant-initiated withdrawals from the fund will be covered at contract value. The MIP II Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and governmental bonds, mortgage-backed securities, bond funds, and other fixed income securities. The MIP II Fund is valued at fair value and then adjusted by the issuer to contract value. Fair value is equal to the sum of the market value of all the funds underlying investments and contract value is equal to the sum of all of the benefits owed to the participants in the fund (principal plus accrued interest). See Note 5.

In accordance with GAAP, the MIP II Fund is reported at fair value in the statements of net assets available for benefits and an additional line item is presented to adjust from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is presented on a contract value basis.

     The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
     The table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2010 and 2009.
Plan Investments at Fair Value

	December 31,
	2010	2009
Level 1:
Money Market funds:	$2,021,935	$1,602,143

Mutual funds:
Target date retirement funds	60,392,931	46,646,191
International equity funds	19,957,841	20,300,749
Income funds	23,842,947	21,186,503
Growth funds	86,357,689	64,388,307
Growth and income funds	36,172,221	32,127,516

Level 2:
Common stock fund (Energy):
Diamond Offshore Drilling, Inc.	17,851,440	19,431,768

Stable Value Fund	84,197,950	80,176,357

Total investments at fair value	$330,794,954	$285,859,534

4. Investments
     The following is a summary of individual Plan assets in excess of 5% of total Plan assets at December 31, 2010 and 2009:

Description of Investment	2010		2009
Fidelity Managed Income Portfolio II*	$84,197,950		$80,176,357
Fidelity Growth Company Fund*	34,286,349		28,063,283
Dodge & Cox Stock Fund	30,005,028		26,156,796
PIMCO Total Return Fund — Institutional	23,842,947		21,186,503
American Funds-Euro-Pacific Growth Fund-Class R6	19,957,841		—	**
Diamond Offshore Drilling, Inc. Common Stock Fund*	17,851,440		19,431,768
Fidelity Dividend Growth Fund-Class K*	17,571,582		—	**
American Funds-Euro-Pacific Growth Fund-Class R5	—	**	18,215,927

*	Party-in-interest

**	Amounts were zero, but presented for comparative purposes

     During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds:
Growth & income funds	$3,823,815
Target date retirement funds	6,811,180
International equity funds	1,354,787
Income funds	22,285
Growth funds	13,925,509

Diamond Offshore Drilling, Inc. common stock	(6,390,572)

Net appreciation of investments	$19,547,004

5. Stable Value Fund
     During 2010 and 2009, the Plan held an interest in the MIP II Fund. The MIP II Fund invests in investment contracts issued by insurance companies and other financial institutions, or wrap contracts, as well as fixed income securities and money market funds. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the MIP II Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
     The MIP II Fund imposes certain restrictions on the Plan, and the MIP II Fund itself may be subject to circumstances that impact its ability to transact at contract value. However, Plan management believes that the occurrence of events that would cause the MIP II Fund to transact at less than contract value is not probable.
     The average yields earned by all wrap contracts held by the Plan’s common/collective trust fund was approximately 2.25% and 2.74% for the years ended December 31, 2010 and 2009, respectively. The average yields earned by the Plan for all wrap contracts held by the Plan’s common/collective trust funds based on the actual interest rates credited to participants were approximately 1.82% and 1.53% for the years ended December 31, 2010 and 2009, respectively.

6. Plan Tax Status
     The Internal Revenue Service has determined and informed us by a letter dated October 15, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter, however we believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. We applied for a new determination letter on January 25, 2010.
7. Party-in-Interest Transactions
     Certain Plan investments are shares of mutual funds managed by the trustee of the Plan. The DO Stock Fund invests in the common stock of Diamond Offshore. Transactions with the trustee, the Participating Employers and Diamond Offshore qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
     At December 31, 2010 and 2009, the Plan held 257,091 and 187,848 shares, respectively, of common stock of Diamond Offshore, with a cost basis of $18,414,172 and $13,957,820, respectively. During the year ended December 31, 2010 the Plan recorded dividend income of $1,141,392.
8. Risks and Uncertainties
     The Plan invests in various investment securities that are exposed to various risks such as interest rates, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that change in the value of investment securities will occur in the near term and that some changes could materially affect participant account balances and the assets reported in the statement of net assets available for benefits.
9. Reconciliation of Financial Statements to Form 5500
     A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2010 and 2009, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2010, is as follows:

	2010	2009

Net assets available for benefits per the financial statements	$345,817,282	$302,682,914
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	831,398	(1,007,343)

Total net assets per Form 5500	$346,648,680	$301,675,571

Increase in net assets per the financial statements	$43,134,368
Adjustment from contract value to fair value for fully benefit-responsive stable value fund — December 31, 2010	831,398

Adjustment from contract value to fair value for fully benefit-responsive stable value fund — December 31, 2009	1,007,343

Net income per Form 5500	$44,973,109

DIAMOND OFFSHORE 401(k) PLAN
EIN 13-3560049 PN 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2010

(a)	(b) Identity of Issuer	( c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Managed Income Portfolio II	Stable value fund	**	$84,197,950
*	Fidelity Growth Company Fund Class K	Growth fund	**	34,286,349
*	Fidelity Dividend Growth Fund Class K	Growth fund	**	17,571,582
*	Fidelity Low-Priced Stock Fund Class K	Growth fund	**	12,433,395
	Dodge & Cox Stock Fund	Growth & income fund	**	30,005,028
	PIMCO Total Return Fund — Institutional	Income fund	**	23,842,947
	PIMCO All Asset Fund — Institutional	Growth & income fund	**	198,203
	American Funds — Euro-Pacific Growth Fund — Class R6	International equity fund	**	19,957,841
	American Funds —Growth Fund — Class R6	Growth fund	**	4,262,558
	Spartan 500 Index — Investor Class Fund	Growth & income fund	**	5,968,990
	Vanguard Extended Market Index Fund	Growth fund	**	6,414,639
	T. Rowe Price Mid-Cap Growth Fund	Growth fund	**	11,389,166
	T. Rowe Price Retirement 2005 Fund	Target date retirement fund	**	307,640
	T. Rowe Price Retirement 2010 Fund	Target date retirement fund	**	3,251,422
	T. Rowe Price Retirement 2015 Fund	Target date retirement fund	**	5,481,523
	T. Rowe Price Retirement 2020 Fund	Target date retirement fund	**	13,571,424
	T. Rowe Price Retirement 2025 Fund	Target date retirement fund	**	5,040,011
	T. Rowe Price Retirement 2030 Fund	Target date retirement fund	**	7,838,307
	T. Rowe Price Retirement 2035 Fund	Target date retirement fund	**	4,488,845
	T. Rowe Price Retirement 2040 Fund	Target date retirement fund	**	8,920,842
	T. Rowe Price Retirement 2045 Fund	Target date retirement fund	**	4,904,461
	T. Rowe Price Retirement 2050 Fund	Target date retirement fund	**	4,619,308
	T. Rowe Price Retirement 2055 Fund	Target date retirement fund	**	65,400
	T. Rowe Price Retirement Income Fund	Target date retirement fund	**	1,903,748
*	Fidelity U.S. Treasury Money Market Fund	Money market fund	**	2,021,935
*	Diamond Offshore Drilling, Inc. Stock Fund	Company stock fund (common stock, par value $0.01)	**	17,851,440

		Total Investments		330,794,954

*	Participant loans	Interest at 4.25% to 10.0%, maturing in years 2011 to 2020	—	12,870,250

	Total			$343,665,204

*	Party-in-interest.

**	Cost information not provided as investments are participant-directed.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore 401(k) Plan has caused this annual report to be signed on its behalf by the undersigned.

DIAMOND OFFSHORE 401(k) PLAN
Date: June 16, 2011	By:	/s/ Robert L. Charles
		Name:	Robert L. Charles
		Title:	Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1*	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.